Exhibit 5.4

April 27, 2017

Fifth Third Bancorp

38 Fountain Square Plaza

Cincinnati, Ohio 45263

Ladies and Gentlemen:

We have acted as special Ohio counsel to Fifth Third Bancorp, an Ohio corporation (the “Company”), in connection with the Company’s registration with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”), on Form S-3 (the “Registration Statement”) of an offer (the “Offer to Rescind”) with respect to $11,713,811 of deferred compensation obligations (the “Obligations”) under the Fifth Third Bancorp Nonqualified Deferred Compensation Plan, as amended (the “Plan”), to participants who elected between November 16, 2015 and December 11, 2015 to defer compensation under the Plan.

In connection with this opinion, we have examined and relied upon the originals, or copies identified to our satisfaction, of each of the following documents:

(i) the Plan;

(ii) the Second Amended Articles of Incorporation of the Company filed with the Secretary of State of the State of Ohio on July 3, 1989, as subsequently amended (the “Articles”);

(iii) a good standing certificate dated April 26, 2017 issued by the Secretary of State of the State of Ohio with respect to the Company; and

(iv) a certificate of an Assistant Secretary of the Company dated April 27, 2017 certifying a copy of the Articles, the Company’s Code of Regulations, as amended, and certain resolutions adopted by the Board of Directors of the Company (the “Certificate”).

We also have examined originals or copies, certified or otherwise identified to our satisfaction, of such other documents, corporate records, certificates of public officials and officers of the Company and other instruments as we have deemed necessary or advisable for purposes of this opinion.

Fifth Third Bancorp

April 27, 2017

In our examination, we have assumed the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, photostatic or facsimile copies and the authenticity of the originals of such copies. As to any facts material to this opinion, we have relied, without independent verification, upon the Certificate and other oral or written statements of officers and other representatives of the Company and others, including public officials.

Based upon the foregoing and subject to qualifications hereinafter set forth, it is our opinion that the Obligations are binding obligations of the Company enforceable against the Company in accordance with their terms and the terms of the Plans, except as such enforceability: (a) may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the rights and remedies of creditors generally and (b) is subject to the effect of general principles of equity, whether applied by a court of law or equity.

We are members of the Bar of the State of Ohio, and we express no opinion as to any matter governed by any laws other than those of the State of Ohio. No opinion is given with respect to the application of any Ohio banking, securities or tax laws or regulations.

This opinion is limited to the conclusions specifically stated herein, and no opinion may be inferred or implied beyond such specific conclusions. We disclaim any undertaking or obligation to advise you of any changes in the matters covered by this opinion that may come to our attention after the date hereof.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement; however, in giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations thereunder.

Sincerely,

DAN; LAR

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